UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                    -----

                        COBB  RESOURCES  CORPORATION

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                                (Name of Issuer)

                     COMMON STOCK         $.10 PAR VALUE
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                        (Title of Class of Securities)

                                   190883 10 8
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                                 (CUSIP Number)

                                 Randall Emmett
                               1991 Stradella Road
                              Los Angeles, CA 90077
                                  (323) 850-2800

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               February 3, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are set required to respond unless the form displays a currently valid OMB control number.

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  CUSIP NO. 190883 10 8              SCHEDULE 13D              PAGE 2 OF 5 PAGES
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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Above Person
      S/S ###-##-####
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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
      N/A                                                       (b) [_]

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      PF, OO

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 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

      N/A
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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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 7    SOLE VOTING POWER

      3,969,000 SHARES

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 8    SHARED VOTING POWER

 ----------------------------------------------------------
 9    SOLE DISPOSITIVE POWER
      3,969,000 SHARES
 ----------------------------------------------------------
 10   SHARED DISPOSITIVE POWER


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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,969,000

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 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
INSTRUCTIONS)


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 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW

      30.39%
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 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

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
Item 1:   Security and Issuer:

         The securities to which this statement relates are shares of the class A common stock, $.10 par value (the "common stock"), of Cobb Resources Corporation. Principal executive offices of the Corporation are located at 1041 North Formosa Avenue, Mary Pickfird Building, Suite #101, Los Angeles, CA 90046.

Item 2(a) Name:

          Randall Emmett
          S/S ###-##-####

Item 2(b) Address of Principal Business Office:

          2317 Mount Olympus Drive
          Los Angeles, CA 90046

Item 2(c) Occupation:

          Entertainment Industry Executive

Item 2(d) Criminal Proceedings:
          N/A

Item 2(e) Civil Proceedings:

          N/A
Item 2(f) Citizenship:

          United States

Item  3    Source and Amount of Funds or Other Consideration

           66,666 of the issuer's shares were purchased for cash ($66,666) and 3,902,334 shares were received for 1) a percentage of certain film rights and entertainment projects plus 2) a portion in profits earned by each film and project.

Item  4    Purpose  of Transaction

          See Item 3. This party has no plans or proposals which relates to or would result in any action specified in clauses (a) through (h) of
Item  4  of  Schedule  13D.

Item 5    Interest in Securities of the Issuer:

          (a) Ownership of 30.39% of Class A common stock of the Company.
          (b) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote -
                   3,969,000 shares

              ii)  shared power to vote or to direct the vote  None

              iii) sole power to dispose or to direct the disposition of
                   3,969,000

              iv) shared power to dispose or to direct the disposition of None


Item 6 Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

    N/A

Item 7    Material to Be Filed as Exhibits

          N/A
          After reasonable inquiry and to the best of my knowledge and belief, Icertify that the information set forth in this statement is true, complete and correct.


Date:        February 9, 2000


Signature:   /s/ Randall Emmett
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Name/Title: Randall Emmett / Chief operating Officer
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